Exhibit 99.61

Volaris Reports February 2017 Traffic Results, Passenger Growth of 14%

MEXICO CITY--(BUSINESS WIRE)--March 6, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports February 2017 and year-to-date preliminary traffic results.

During February 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 17.0% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in February 2017 increased 12.6% year over year, reaching 1.1 billion. Volaris transported a total of 1.2 million passengers during the month, an increase of 13.7% year over year. Year-to-date, Volaris has transported over 2.6 million passengers, an increase of 19.6% year over year.

In February 2017, Volaris increased domestic and international ASMs by 14.0% and 24.3%, respectively. Network load factor for February was 80.2%.

During February 2017, Volaris launched five international routes (Leon, Guanajuato – Ontario, California, Chicago Midway- Queretaro, Los Angeles – Queretaro, Chicago O’Hare - Huatulco and Zihuatanejo – Chicago O’Hare). Additionally, Volaris started to operate three international routes (Guadalajara – Miami, Mexico City – Miami and San Jose, Costa Rica – El Salvador).

The following table summarizes Volaris traffic results for the month and year-to-date.

	February 2017	February 2016	Variance	Two months ended February 2017	Two months ended February 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	767	689	11.4%	1,729	1,497	15.5%
International	327	283	15.5%	807	647	24.6%
Total	1,094	972	12.6%	2,536	2,144	18.3%
ASMs (in millions, scheduled & charter)
Domestic	937	823	14.0%	2,083	1,773	17.5%
International	427	343	24.3%	995	757	31.4%
Total	1,364	1,166	17.0%	3,078	2,530	21.6%
Load Factor (in %, scheduled)
Domestic	81.8%	83.8%	(2.0) pp	83.0%	84.4%	(1.4) pp
International	76.4%	82.4%	(6.0) pp	81.0%	85.5%	(4.5) pp
Total	80.2%	83.4%	(3.2) pp	82.4%	84.7%	(2.3) pp
Passengers (in thousands, scheduled & charter)
Domestic	937	825	13.6%	2,091	1,765	18.5%
International	225	197	14.3%	560	450	24.3%
Total	1,162	1,022	13.7%	2,651	2,215	19.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 166 and its fleet from four to 69 aircraft. Volaris offers more than 331 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com.

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
For Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net